

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2010

Hai V. Tran
Chief Financial Officer and Chief Accounting Officer
Catalyst Health Solutions, Inc.
800 King Farm Boulevard
Rockville, MD 20850

Re: Catalyst Health Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Proxy Statement on Schedule 14A
Filed April 23, 2010
File Number: 000-31014

Dear Mr. Tran:

        We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        Melissa Rocha
                                        Accounting Branch Chief